UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for First Quarter of Fiscal 2012

We, LDK Solar Co., Ltd., have reported our unaudited financial results for the first quarter ended March 31, 2012. All financial results are reported in U.S. dollars on a U.S. GAAP basis.

First Quarter Highlights

•	Net sales of $200.1 million;

•	Shipped 164.4 megawatts, or MW, of wafers, 153.9 MW of cells and modules in the first quarter;

•	Produced a total of approximately 1,900.8 metric tons, or MT, of polysilicon during the first quarter; and

•	Produced a total of approximately 51.2 MW of cells during the first quarter.

Net sales for the first quarter 2012 were $200.1 million, compared to $420.2 million for the fourth quarter 2011, and $766.3 million for the first quarter 2011.

Gross loss for the first quarter 2012 was $131.0 million, compared to gross loss of $275.2 million in the fourth quarter 2011, and gross profit of $241.6 million for the first quarter 2011.

Gross margin for the first quarter 2012 was negative 65.5%, compared to negative 65.5% in the fourth quarter 2011, and positive 31.5% in the first quarter 2011.

During the preparation of our first quarter 2012 financial results, our management determined that an inventory write-down and a provision for firm purchase commitment totaling $91.1 million was required as a result of the relatively high production cost of polysilicon in the first quarter and continuous drop in market price for polysilicon, wafers, and modules. An additional provision was required for potential countervailing and anti-dumping duties totaling $5.7 million. As a result, gross margin and results from operations were negatively impacted in the first quarter 2012.

Loss from operations for the first quarter 2012 was $135.8 million, compared to loss from operations of $531.4 million for the fourth quarter 2011, and income from operations of $196.1 million for the first quarter 2011. During the first quarter 2012, $43.8 million of provision for doubtful receivables and prepayments was reversed and deducted in general and administrative expenses as a result of subsequent settlement or the finalization of offset agreements with the corresponding customers having payable balances.

Operating margin for the first quarter of 2012 was negative 67.9%, compared to negative 126.5% in the fourth quarter 2011, and positive 25.6% in the first quarter 2011.

Income tax benefit for the first quarter 2012 was $15.6 million, compared to income tax benefit of $45.1 million in the fourth quarter 2011 and income tax expense of $44.2 million in the first quarter 2011.

Net loss available to our shareholders for the first quarter 2012 was $185.2 million, or a loss of $1.46 per diluted ADS, compared to a net loss of $588.7 million, or a loss of $4.63 per diluted ADS, for the fourth quarter 2011 and net income of $135.4 million, or $0.95 per diluted ADS, for the first quarter 2011. The number of shares for calculating diluted ADS was approximately 127.2 million for the first quarter 2012.

We ended the first quarter 2012 with $135.7 million in cash and cash equivalents and $603.3 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	03/31/2012	12/31/2011
Assets
Current assets
Cash and cash equivalents	135,699	244,072
Pledged bank deposits	603,346	565,062
Trade accounts and bills receivable, net	485,316	491,407
Inventories	555,293	654,947
Prepayments to suppliers, net	38,436	28,178
Other current assets	312,182	367,256

Total current assets	2,130,272	2,350,922
Property, plant and equipment, net	3,828,231	3,872,361
Deposits for purchases of property, plant and equipment and land use rights	153,368	151,701
Land use rights	307,902	293,559
Prepayments to suppliers expected to be utilized beyond one year, net	10,365	11,153
Pledged bank deposits – non-current	43,955	31,637
Investments in associates and a jointly-controlled entity	65,025	50,358
Other non-current assets	98,090	92,170

Total assets	6,637,208	6,853,861

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,250,841	2,095,506
Trade accounts and bills payable	1,249,928	1,325,120
Advance payments from customers, current installments	218,639	210,412
Accrued expenses and other payables	719,886	749,388
Other financial liabilities	54,169	69,891

Total current liabilities	4,493,463	4,450,317

Long-term borrowings, excluding current installments	889,879	969,786
Convertible senior notes and RMB-denominated US$-settled senior notes, less debt discount	282,854	282,560
Advance payments from customers – non-current	112,093	121,740
Other liabilities	183,373	184,840

Total liabilities	5,961,662	6,009,243

Redeemable non-controlling interests	228,218	219,694

Equity

Total LDK Solar Co., Ltd. shareholders’ equity	432,487	609,916
Non-controlling interests	14,841	15,008

Total equity	447,328	624,924

Total liabilities and equity	6,637,208	6,853,861

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	03/31/2012	12/31/2011

Net sales	200,103	420,169
Cost of goods sold	(331,137)	(695,417)

Gross loss	(131,034)	(275,248)
Selling expenses	(9,168)	(15,957)
General and administrative expenses	11,212	(226,523)
Research and development expenses	(6,848)	(13,685)

Total operating expenses	(4,804)	(256,165)

Loss from operations	(135,838)	(531,413)
Other income (expenses):
Interest income	2,386	1,988
Interest expense and amortization of debt issuance costs and debt discount	(65,805)	(69,257)
Foreign currency exchange gain (loss), net	1,009	(13,200)
Others, net	5,490	2,278

Loss before income tax	(192,758)	(609,604)
Income tax benefit	15,600	45,052

Net loss	(177,158)	(564,552)
(Loss) earnings attributable to non-controlling interests	(338)	1,247
(Loss) earnings attributable to redeemable non-controlling interests	(7,497)	1,013
Net loss attributable to LDK Solar Co., Ltd. shareholders	(169,323)	(566,812)

Accretion to redemption value of redeemable non-controlling interests	(15,846)	(21,913)

Net loss available to LDK Solar Co., Ltd. shareholders	(185,169)	(588,725)

Net loss per ADS, Diluted	$(1.46)	$(4.63)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

	For the 3 Months Ended
	03/31/2012	12/31/2011

Net loss	(177,158)	(564,552)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	4,614	7,208
Fair value changes in available-for-sale equity security, net of tax effect	605	(6,654)
Comprehensive loss	(171,939)	(563,998)
Less: comprehensive (loss) income attributable to noncontrolling interests	(326)	1,230
Less: comprehensive (loss) income attributable to redeemable noncontrolling interests	(7,322)	967

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(164,291)	(566,195)

Incorporation by Reference

This report on Form 6-K (except our press release attached hereto as Exhibit 99.5) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit

Attached hereto as Exhibit 99.5 is the press release we issued on June 26, 2012 relating to our unaudited financial results for the first quarter 2012, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: June 26, 2012

Exhibit 99.5

LDK Solar Reports Financial Results for First Quarter of Fiscal 2012

Xinyu City, China and Sunnyvale, California, June 26, 2012 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today reported its unaudited financial results for the first quarter ended March 31, 2012.

All financial results are reported in U.S. dollars on a U.S. GAAP basis.

First Quarter Highlights:

•	Net sales of $200.1 million;

•	Shipped 164.4 megawatts (MW) of wafers, 153.9 MW of cells and modules in the first quarter;

•	Produced a total of approximately 1,900.8 MT of polysilicon during the first quarter; and

•	Produced a total of approximately 51.2 MW of cells during the first quarter.

Net sales for the first quarter of fiscal 2012 were $200.1 million, compared to $420.2 million for the fourth quarter of fiscal 2011, and $766.3 million for the first quarter of fiscal 2011.

Gross loss for the first quarter of fiscal 2012 was $131.0 million, compared to gross loss of $275.2 million in the fourth quarter of fiscal 2011, and gross profit of $241.6 million for the first quarter of fiscal 2011.

Gross margin for the first quarter of fiscal 2012 was negative 65.5%, compared to negative 65.5% in the fourth quarter of fiscal 2011, and positive 31.5% in the first quarter of fiscal 2011.

During the preparation of its first quarter 2012 financial results, LDK Solar’s management determined that an inventory write-down and a provision for firm purchase commitment totaling $91.1 million was required as a result of the relatively high production cost of polysilicon in the first quarter and continuous drop in market price for polysilicon, wafers, and modules. An additional provision was required for potential countervailing and anti-dumping duties totaling $5.7 million. As a result, gross margin and results from operations were negatively impacted in the first quarter of fiscal 2012.

Loss from operations for the first quarter of fiscal 2012 was $135.8 million, compared to loss from operations of $531.4 million for the fourth quarter of fiscal 2011, and income from operations of $196.1 million for the first quarter of fiscal 2011. During the first quarter of fiscal 2012, $43.8 million of provision for doubtful receivables and prepayments was reversed and deducted in general and administrative expenses as a result of subsequent settlement or the finalization of offset agreements with the corresponding customers having payable balances.

Operating margin for the first quarter of fiscal 2012 was negative 67.9% compared to negative 126.5% in the fourth quarter of fiscal 2011, and positive 25.6% in the first quarter of fiscal 2011.

Income tax benefit for the first quarter of fiscal 2012 was $15.6 million, compared to income tax benefit of $45.1 million in the fourth quarter of fiscal 2011 and income tax expense of $44.2 million in the first quarter of fiscal 2011.

Net loss available to LDK Solar’s shareholders for the first quarter of fiscal 2012 was $185.2 million, or a loss of $1.46 per diluted ADS, compared to a net loss of $588.7 million, or a loss of $4.63 per diluted ADS for the fourth quarter of fiscal 2011 and net income of $135.4 million, or $0.95 per diluted ADS for the first quarter of fiscal 2011. The number of shares for calculating diluted ADS was approximately 127.2 million for the first quarter of fiscal 2012.

LDK Solar ended the first quarter of fiscal 2012 with $135.7 million in cash and cash equivalents and $603.3 million in short-term pledged bank deposits.

“Our revenue was within the expected range as our results reflected first quarter seasonality and the continued difficult solar industry conditions,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Industry-wide overcapacity continued and drove price declines across the entire solar supply chain, which significantly reduced our revenue and negatively impacted our margins.

“We are navigating the current volatile market environment by focusing on streamlining manufacturing operations, reducing production costs and improving utilization, while closely managing our operating expenses. While we expect to see continued challenging conditions in the solar industry in the near-term, we anticipate that some markets such as China will begin to see improved demand as the year progresses. We firmly believe that lower PV system costs will drive adoption of solar power and long-term market growth,” concluded Mr. Peng.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.

For the second quarter of fiscal 2012, LDK Solar estimates its revenue to be in the range of $220 million to $270 million, wafer shipments between 300 MW and 350 MW, cells and module shipments between 140 MW and 180 MW, in-house polysilicon production between 520 MT and 570 MT and in-house cell production between 80 MW and 100 MW.

For fiscal 2012, LDK Solar estimates its revenue to be in the range of $1.5 billion to $2.0 billion, polysilicon production between 5,000 MT and 7,000 MT, of which shipments to 3rd party customers are expected to be between 2,000 MT and 3,000 MT, wafer production between 2.0 gigawatts (GW) and 2.5 GW, of which shipments to 3rd party customers are expected to be between 1.2 GW and 1.5 GW, in-house cell production between 0.7 GW and 1.0 GW, and module production between 0.9 GW and 1.2 GW, with cell and module shipments to 3rd party customers between 0.8 GW and 1.0 GW and inverter shipments between 200 MW to 250 MW. LDK Solar expects PV system project construction to be in the range of 400 MW to 600 MW and to recognize between 270 MW and 360 MW through project sales and EPC services for 3rd party customers.

Conference Call Details

The LDK Solar First Quarter 2012 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on June 26, 2012. To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 8:00 a.m. ET on June 26, 2012. An audio replay of the call will be available through July 10, 2012, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4545213#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	03/31/2012	12/31/2011
Assets
Current assets
Cash and cash equivalents	135,699	244,072
Pledged bank deposits	603,346	565,062
Trade accounts and bills receivable, net	485,316	491,407
Inventories	555,293	654,947
Prepayments to suppliers, net	38,436	28,178
Other current assets	312,182	367,256

Total current assets	2,130,272	2,350,922
Property, plant and equipment, net	3,828,231	3,872,361
Deposits for purchases of property, plant and equipment and land use rights	153,368	151,701
Land use rights	307,902	293,559
Prepayments to suppliers expected to be utilized beyond one year, net	10,365	11,153
Pledged bank deposits – non-current	43,955	31,637
Investments in associates and a jointly-controlled entity	65,025	50,358
Other non-current assets	98,090	92,170

Total assets	6,637,208	6,853,861

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,250,841	2,095,506
Trade accounts and bills payable	1,249,928	1,325,120
Advance payments from customers, current installments	218,639	210,412
Accrued expenses and other payables	719,886	749,388
Other financial liabilities	54,169	69,891

Total current liabilities	4,493,463	4,450,317

Long-term borrowings, excluding current installments	889,879	969,786
Convertible senior notes and RMB-denominated US$-settled senior notes, less debt discount	282,854	282,560
Advance payments from customers – non-current	112,093	121,740
Other liabilities	183,373	184,840

Total liabilities	5,961,662	6,009,243

Redeemable non-controlling interests	228,218	219,694

Equity

Total LDK Solar Co., Ltd. shareholders’ equity	432,487	609,916
Non-controlling interests	14,841	15,008

Total equity	447,328	624,924

Total liabilities and equity	6,637,208	6,853,861

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	03/31/2012	12/31/2011

Net sales	200,103	420,169
Cost of goods sold	(331,137)	(695,417)

Gross loss	(131,034)	(275,248)
Selling expenses	(9,168)	(15,957)
General and administrative expenses	11,212	(226,523)
Research and development expenses	(6,848)	(13,685)

Total operating expenses	(4,804)	(256,165)

Loss from operations	(135,838)	(531,413)
Other income (expenses):
Interest income	2,386	1,988
Interest expense and amortization of debt issuance costs and debt discount	(65,805)	(69,257)
Foreign currency exchange gain (loss), net	1,009	(13,200)
Others, net	5,490	2,278

Loss before income tax	(192,758)	(609,604)
Income tax benefit	15,600	45,052

Net loss	(177,158)	(564,552)
(Loss) earnings attributable to non-controlling interests	(338)	1,247
(Loss) earnings attributable to redeemable non-controlling interests	(7,497)	1,013
Net loss attributable to LDK Solar Co., Ltd. shareholders	(169,323)	(566,812)

Accretion to redemption value of redeemable non-controlling interests	(15,846)	(21,913)

Net loss available to LDK Solar Co., Ltd. shareholders	(185,169)	(588,725)

Net loss per ADS, Diluted	$(1.46)	$(4.63)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

	For the 3 Months Ended
	03/31/2012	12/31/2011

Net loss	(177,158)	(564,552)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	4,614	7,208
Fair value changes in available-for-sale equity security, net of tax effect	605	(6,654)
Comprehensive loss	(171,939)	(563,998)
Less: comprehensive (loss) income attributable to noncontrolling interests	(326)	1,230
Less: comprehensive (loss) income attributable to redeemable noncontrolling interests	(7,322)	967

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(164,291)	(566,195)

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801